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[PRESS RELEASE ON COMPANY LETTERHEAD]                               EXHIBIT a(5)

For Release November 14, 2001

Progressive Asset Management, Inc. (PAM), a leading provider of socially responsible investing resources, announced today that it has launched a tender offer to repurchase 250,000 shares of its common stock at $0.60 per share. PAM trades on the Over-the-Counter Bulletin Board under the symbol "PAMI."

The announcement was made by Eric Leenson, president and chief executive officer. Mr. Leenson explained that PAM's board of directors had authorized the repurchase for several reasons. "This tender offer will reduce the number of outstanding shares and thereby increase the value of existing shares. The offer provides immediate liquidity for PAM shareholders, who usually trade only through the limited facilities of the NASDAQ OTC Bulletin Board. Furthermore, it will reduce the number of shareholders who hold less than 100 shares of PAM's common stock and therefore decrease PAM's overhead."

The tender offer is being conducted through the United States Stock Transfer Corporation, Glendale, California, which is distributing information to shareholders and brokers holding shares of PAM on how shareholders can tender their shares. The tender offer will expire on January 18, 2002. All shareholders who hold less than 100 shares of PAM's common stock (an "odd lot") will have their shares repurchased. If more than 250,000 shares are tendered, then PAM will prorate the number of shares it repurchases so that proportionally all shareholders will have an equal percentage of their shares repurchased (except for those whose shares were repurchased because they own only "odd lots").

PAM is based in Concord, California and is a NASD, SIPC and MSRB Member. Established in 1987, the company was the first independent full service investment firm specializing in socially responsible investing and continues to be a leader in the socially responsible investment industry. Members of the PAM Network are registered representatives with Financial West Group (FWG), a broker-dealer located in Westlake Village, California. FWG is a NASD, SIPC and MSRB Member and a registered investment advisor with the SEC. For more information, please contact the Tender Offer Coordinator, Alison Wise at 800-786-2998.



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